Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this annual report on Form 40-F for the year ended December 31, 2020 of Orla Mining Ltd. of our report dated March 19, 2021, relating to the comparative information within the consolidated financial statements, which appears in Exhibit 99.3 incorporated by reference in this annual report.

We also consent to the incorporation by reference in the Registration Statement No. 333-252957 on Form F-10 of Orla Mining Ltd. of our report dated March 19, 2021 referred to above.

/s/ Davidson & Company LLP

Chartered Professional Accountants
Vancouver, Canada

March 19, 2021